UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO/A

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

AMBER ROAD, INC.

(Name of Subject Company (Issuer))

CHICAGO MERGER SUB, INC.

(Names of Filing Persons (Offeror))

EAGLE PARENT HOLDINGS, LLC

(Names of Filing Persons (Parent of Offeror))

E2OPEN, LLC

INSIGHT VENTURE PARTNERS IX, L.P.

INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.

INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.

INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT

COINVESTMENT FUND, L.P.

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT

COINVESTMENT FUND (B), L.P.

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT

COINVESTMENT FUND (CAYMAN), L.P.

INSIGHT VENTURE PARTNERS GROWTH-BUYOUT

COINVESTMENT FUND (DELAWARE), L.P.

INSIGHT VENTURE PARTNERS X, L.P.

INSIGHT VENTURE PARTNERS X (CO-INVESTORS), L.P.

INSIGHT VENTURE PARTNERS (CAYMAN) X, L.P.

INSIGHT VENTURE PARTNERS (DELAWARE) X, L.P.

(Names of Filing Persons (Others))

Common Stock, $0.001 par value

(Title of Class of Securities)

02318Y108

(CUSIP Number of Class of Securities)

Chicago Merger Sub, Inc.

Eagle Parent Holdings, LLC

c/o Laura Fese

E2open, LLC

9600 Great Hills Trail, Suite 300E

Austin, Texas 78759

(866) 432-6736

Copy to:

Morgan D. Elwyn

Robert A. Rizzo

Claire E. James

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$410,800,455.47	$49,789.02

*

Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding the sum of (1) 28,438,574 issued and outstanding shares of common stock, par value of 0.0001(“Shares”), of Amber Road, Inc., a Delaware corporation (“Amber Road”), multiplied by the offer price of $13.05 per share of common stock (the “Offer Price”), (2) 4,357,591 Shares subject to issuance pursuant to outstanding options (“Company Stock Options”), multiplied by $2.87, the difference between the Offer Price of $13.05 and the weighted average exercise price of $10.18 per Share, (3) 1,349,367 Shares subject to issuance pursuant to outstanding time-based vesting restricted stock unit awards (“Company RSU Awards”), multiplied by the Offer Price of $13.05, and (4) 732,685 Shares subject to issuance pursuant to outstanding performance-based vesting restricted stock unit awards (“Company PSU Awards”), multiplied by the Offer Price of $13.05.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Advisory Rate #1 for fiscal year 2019, issued August 24, 2018, is calculated by multiplying the Transaction Value by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$49,789.02	Filing Party	Chicago Merger Sub, Inc.
Form or Registration No.	Schedule TO-T	Date Filed	June 3, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Chicago Merger Sub, Inc., a Delaware corporation (the “Offeror”), Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), E2open, LLC, a Delaware limited liability company (“E2open”), and the following private equity funds: (i) Insight Venture Partners IX, L.P., a Cayman Islands exempted limited partnership, (ii) Insight Venture Partners IX (Co-investors), L.P., a Cayman Islands exempted limited partnership, (iii) Insight Venture Partners (Cayman) IX, L.P., a Cayman Islands exempted limited partnership, (iv) Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership, (v) Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., a Cayman Islands exempted limited partnership, (vi) Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P., a Cayman Islands exempted limited partnership, (vii) Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., a Cayman Islands exempted limited partnership, (viii) Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., a Delaware limited partnership, (ix) Insight Venture Partners X, L.P., a Cayman Islands exempted limited partnership, (x) Insight Venture Partners X (Co-Investors), L.P., a Cayman Islands exempted limited partnership, (xi) Insight Venture Partners (Cayman) X, L.P., a Cayman Islands exempted limited partnership and (xii) Insight Venture Partners (Delaware) X, L.P., a Delaware limited partnership, ((i) through (xii) collectively “Insight”) on June 3, 2019 (as previously amended on June 13, 2019, and as may be further amended or supplemented thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Amber Road, Inc., a Delaware corporation (“Amber Road”), at a price of $13.05 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated June 3, 2019 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal and notice of guaranteed delivery that accompanied such Offer to Purchase. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO and the Offer to Purchase.

All of the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO, except as otherwise set forth below. Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Offer to Purchase. This Amendment should be read together with the Schedule TO.

Items 1–9 and Item 11

Items 1 through 9 and item 11 are hereby amended and supplemented to include the following:

“At one minute after 11:59 p.m. Eastern Time on July 1, 2019, the Offer expired as scheduled and was not extended. Purchaser was advised by the Depositary and Paying Agent that, as of the Expiration Date, a total of 23,640,724 Shares (excluding Shares delivered pursuant to notice of guaranteed delivery procedures) were validly tendered in, and not withdrawn from, the Offer, representing approximately 78.4% of Shares then outstanding on a fully diluted basis (as determined pursuant to the Merger Agreement). In addition, Notices of Guaranteed Delivery had been delivered with respect to 487,177 additional Shares, together with all other Shares validly tendered in, and not withdrawn from, the Offer, representing approximately 79.9% of Shares then outstanding on a fully diluted basis (as determined pursuant to the Merger Agreement). The number of Shares tendered pursuant to the Offer (excluding Shares delivered pursuant to notice of guaranteed delivery procedures) satisfied the Minimum Condition. Accordingly, all conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered in, and not withdrawn from, the Offer.

The Merger is expected to be completed under Section 251(h) of the DGCL on July 2, 2019. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer (other than (A) the Excluded Shares and (B) the Dissenting Shares) will be cancelled and extinguished and automatically converted into the right to receive an amount in cash equal to the Offer Price without interest thereon and less any applicable withholding taxes. In addition, at the Effective Time, each share of Purchaser common stock that was outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and non assessable share of common stock of the Surviving Corporation.

Following the Merger, all Shares will be delisted and cease to trade on the New York Stock Exchange. Additionally, all Shares will be deregistered under the Exchange Act, after which the Company will no longer have reporting obligations under the Exchange Act.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(A) Joint press release of E2open, LLC and Amber Road, Inc., issued on July 2, 2019.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2019	EAGLE PARENT HOLDINGS, LLC

	By:	/s/ Michael Farlekas
Name: Michael Farlekas
Title: Chief Executive Officer

Dated: July 2, 2019	CHICAGO MERGER SUB, INC.

	By:	/s/ Laura Fese
Name: Laura Fese
Title: Secretary

Dated: July 2, 2019	E2OPEN, LLC.

	By:	/s/ Michael Farlekas
Name: Michael Farlekas
Title: Chief Executive Officer

Dated: July 2, 2019	INSIGHT VENTURE PARTNERS IX, L.P.

By: Insight Venture Associates IX, L.P.

Its: General Partner

By: Insight Venture Associates IX, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: July 2, 2019	INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.

By: Insight Venture Associates IX, L.P.

Its: General Partner

By: Insight Venture Associates IX, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: July 2, 2019	INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.

By: Insight Venture Associates IX, L.P.

Its: General Partner

By: Insight Venture Associates IX, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: July 2, 2019	INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.

By: Insight Venture Associates IX, L.P.

Its: General Partner

By: Insight Venture Associates IX, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: July 2, 2019	INSIGHT VENTURE PARTNERS X, L.P.

By: Insight Venture Associates X, L.P.

Its: General Partner

By: Insight Venture Associates X, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: July 2, 2019	INSIGHT VENTURE PARTNERS X (CO-INVESTORS), L.P.

By: Insight Venture Associates X, L.P.

Its: General Partner

By: Insight Venture Associates X, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: July 2, 2019	INSIGHT VENTURE PARTNERS (CAYMAN) X, L.P.

By: Insight Venture Associates X, L.P.

Its: General Partner

By: Insight Venture Associates X, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: July 2, 2019	INSIGHT VENTURE PARTNERS (DELAWARE) X, L.P.

By: Insight Venture Associates X, L.P.

Its: General Partner

By: Insight Venture Associates X, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: July 2, 2019	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND, L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: July 2, 2019	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (CAYMAN), L.P

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: July 2, 2019	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (DELAWARE), L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

Dated: July 2, 2019	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (B), L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.

Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.

Its: General Partner

	By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Officer

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(5)(A)	Joint press release of E2open, LLC and Amber Road, Inc., issued on July 2, 2019.